William O’Donnell

Executive Vice President and

Chief Accounting Officer

May 10, 2018

VIA EDGAR

Office of Healthcare & Insurance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MetLife, Inc.

Form 10-K for the Year Ended December 31, 2017

Filed March 1, 2018

File No. 001-15787

Ladies and Gentlemen:

This letter sets forth the response of MetLife, Inc. (including its subsidiaries appropriate to the context, the “Company” or “MetLife”) to the comments contained in your letter dated April 12, 2018 regarding the Company’s Form 10-K referenced above.

In response to your comments, we have reproduced your comments below in boldface, italic type and set forth our response immediately below each comment. All references to dollar amounts in this response are on a pre-tax basis, unless otherwise noted.

Notes to the Consolidated Financial Statements

1. Business, Basis of Presentation and Summary of Significant Accounting Policies and Revisions, page 209

1.	You recorded a revision that increased the group annuity reserve by $510 million, before income tax, and a revision that decreased the assumed variable annuity guarantee reserves by $896 million, before income tax. Please address the following:

•	Tell us why only $372 million of the $510 million revision and $682 million of the $896 million revision was considered an error. Clarify how the amount of the reserve strengthening/releasing was determined for each period and describe and quantify the components of the amounts incurred in 2017. In this respect, tell us why a disproportionate amount of the revisions were recorded as incurred in 2017, particularly in the fourth quarter of 2017 as shown on page 384, instead of as a revision to prior periods.

Management’s Response:

These two issues relate to two separate lines of business and, accordingly, we will address them separately.

Group Annuity Reserves

Below is a summary of the total increase in reserves of $510 million as of December 31, 2017. The $372 million reflected in line [1] was an error based on the facts set forth below. The $138 million of the re-established reserve was a change in estimate, as set forth in paragraphs [2], [3] and [4] below.

Office of Healthcare & Insurance

Securities and Exchange Commission

May 10, 2018

(In millions)

Prior year error corrections (revised reserve as of December 31, 2016) [1]		$372
Reserves re-establishment and/or recorded in 2017 [2]	$43
Interest accrual on expected past due payments [3]	45
Revision to reserve estimate for other unresponsive and missing participants [4]	50

Total amount recorded in 2017 ($108 in 4Q2017)		138

TOTAL		$510

(1)	In conjunction with the close for the fourth quarter of 2017, management conducted an outreach campaign using enhanced search procedures to locate previously unresponsive and missing participants for whom reserves had previously been released. The Company used a statistically significant sample for this outreach, which enhanced the ability of the Company’s actuaries to estimate the number of participants and/or contingent beneficiaries that the Company would ultimately find alive or deceased, or ultimately never locate. This methodology provided a reasonable estimate of a reserve that should be re-established to cover all expected obligations. The Company immaterially restated net income for prior periods in the 2017 Form 10-K by re-establishing reserves previously released in those periods. It did so by estimating the amounts for this population that the Company would ultimately pay. Using this methodology, the revised reserve as of December 31, 2016, was $372 million.

(2)	$30 million of this amount relates to the re-establishment of reserves previously released from January 1, 2017 through September 30, 2017. The remaining $13 million was recorded in the fourth quarter of 2017. These amounts did not correct an error as they were recorded within 2017.

(3)	Reserves established in 4Q2017 to reflect management’s current commitment to provide interest on past due payments to participants and/or their beneficiaries that is not contractually required. This did not correct an error because the liability resulted from management’s decision.

(4)	This increase in the reserves relates to unresponsive and missing group annuity participants past their normal retirement date (“NRD”), who had not yet reached their required minimum distribution date and who did not respond to the Company’s letter before their NRD. The Company did not release reserves in prior periods for this population. The Company subsequently increased reserves for this population in the fourth quarter of 2017 based on the Company’s updated expectation that it will be successful in finding substantially more participants going forward using enhanced search procedures. Therefore, this portion of the reserve increase did not correct an error because it updated an assumption relating to a previously established reserve.

Assumed Variable Annuity Guarantee Reserves

The Company measures the derivative portion of the reserve at fair value each reporting period, recording changes in fair value in net derivative gains and losses. Upon discovering that certain inputs used in the fair value calculation for prior periods were incorrect, the Company computed a revised fair value for all prior periods using the correct inputs. The Company left unchanged all other assumptions made in those prior periods. The Company used the recomputed fair value calculations to determine the revisions to net derivative gains and losses in 2016 and 2015, as disclosed in the MetLife, Inc. 2017 Form 10-K. The $682 million disclosed as the error correction represents the impact of the fair value as of December 31, 2016.

The $214 million impact of the change in fair value subsequent to December 31, 2016 did not correct an error as it was appropriately reported in 2017. A disproportionate amount of the change in fair value was attributable to 2017 because the error caused a compounding effect on the value of the reserve over time.

•	Explain how the revisions to Retained Earnings and Accumulated Other Comprehensive Income at December 31, 2014 were calculated and reconcile these adjustments to the total amount of prior period revisions disclosed.

Office of Healthcare & Insurance

Securities and Exchange Commission

May 10, 2018

Management’s Response:

The table below provides a reconciliation of the adjustments to the total amount of the prior period revisions to retained earnings and accumulated other comprehensive income as of December 31, 2014. The revisions in the table below related to 2014 and prior years and are presented on an after-tax basis.

	Balance at December 31, 2014
	Retained Earnings	Accumulated Other Comprehensive Income
	(In millions)
Group annuity reserves	$(200)	$—
Assumed variable annuity guarantee reserves	272	—
Other revisions	18	65

Revisions	$90	$65

The Company calculated the group annuity reserves and the assumed variable annuity guarantee reserves revisions as part of the review of practices and procedures related to each reserve error (as discussed in the previous section of this response). The other revisions represent corrections of unrelated immaterial errors which were previously recorded in the period the item was identified (out of period). In accordance with ASC 250-10-45 paragraphs 23-24, the Company is required to correct any errors in the financial statements of a prior period discovered after the financial statements are issued or available to be issued by restating the prior period financial statements. This includes errors as a result of corrections out of period. Management concluded that the impact of the revisions to net income for 2014 and prior years was immaterial and, as such, the cumulative impact was recorded as an adjustment to opening retained earnings.

•	For each revision, provide us an analysis for each period of why the effects of the corrections to the reserve are not material for any of the periods included in the revision. In this regard, tell us why the revision would not constitute a restatement pursuant to ASC 250-10-45-27 that would require filing of an Item 4.02 of Form 8-K. Include a Staff Accounting Bulletin 99/ASC 250-10-S99 analysis in your response.

Management’s Response:

ASC 250-10-45-27 discusses materiality for the purpose of reporting a correction of an error. The guidance states that the evaluation of the amount of the error should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Staff Accounting Bulletin Topic 1.M, Assessing Materiality, states that the Staff has no objection to the use of a numerical threshold such as 5% of net income as a “rule of thumb” as an initial step in assessing materiality. Materiality depends further on a full analysis of all relevant considerations, considering the “total mix” of information. In the context of a misstatement of a financial statement item, while the total mix includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. Specifically, management must consider the quantitative and qualitative factors in assessing an item’s materiality.

The Company’s approach to assessing materiality included a quantitative analysis of net income under the rollover approach, which quantifies a misstatement based on the amount of the error originating in the current period income statement, including corrections of prior period errors, as well as a qualitative evaluation of the impact of the errors. The Company considered matters included in Staff Accounting Bulletin No. 99 that could render material a quantitatively small misstatement of a financial statement item. The Company considered its qualitative analysis in conjunction with its quantitative results and concluded that misstatements identified were not material to the overall financial statements utilizing both criteria.

Office of Healthcare & Insurance

Securities and Exchange Commission

May 10, 2018

Based on the quantitative analysis using the rollover method, the impact of correcting the variable annuity guarantee reserves item, the group annuity reserves item and all other immaterial items in the originally identified period was a decrease to net income of $216 million or 5.3% for 2017, and an increase to net income of 4.5%1 and 0.3% for 2016 and 2015, respectively.

Management also considered the impact of each of these items, individually and in the aggregate, in its qualitative analysis and concluded the following:

•	These items did not significantly distort trends in net income;

•	In no period did the misstatements change income to a loss;

•	The line item impacted by the group annuity reserves item in the statement of operations was Policyholder Benefits and Claims and the impact on the balances in such line item was immaterial; the line item impacted by the variable annuity guarantee reserves item was net derivatives gains/losses which is not subject to known trends and fluctuates materially from period to period;

•	The misstatements had minimal impact on the affected MetLife insurance subsidiary’s solvency metrics used by insurance regulators to help assure adequately capitalized insurers;

•	The misstatements had a minimal impact (less than 1%) on cash flows from operating activities for 2016 and 2015 and no impact on actual cash flows; and

•	The misstatements had no effect on compliance with loan covenants.

Management assessed whether each of the revisions, individually or when aggregated with all errors not recorded in proper periods, was either (i) material to prior year financial statements requiring a restatement of previously issued financial statements, or (ii) not material to prior year financial statements but has accumulated over time to an amount material in 2017.

Management concluded, in light of its analysis, that the errors individually and in the aggregate were immaterial to the prior period financial statements, including 2016 and 2015. However, because the errors remained uncorrected for multiple periods, they would have aggregated to a material amount by 2017. As such, the Company concluded that correcting for these prior period errors in 2017 would have materially misstated the 2017 financial statements. As a result, management concluded that the appropriate approach was to correct the prior period financial statements when issuing the 2017 financial statements included in the 2017 Form 10-K, even though such revisions were immaterial to the prior period financial statements. As a result of this approach, the Company was able to provide useful and transparent financial information on a timely basis. Correcting prior period financial statements for immaterial errors in this manner did not require the Company to amend previously filed financial statements.

Registrants must disclose information under item 4.02 of Form 8-K, Non-reliance on previously issued financial statements or a related audit report or completed interim review, when a registrant’s board of directors, audit committee or board authorized officer(s) or its current or former auditor concludes that previously issued financial statements should no longer be relied upon due to an accounting error. The Company concluded that the errors described above were individually and in the aggregate immaterial to the prior period financial statements. Accordingly, those financial statements could continue to be relied upon. In this regard, the revisions would not constitute a restatement that would require the Company to disclose any information under Item 4.02 of Form 8-K.

•	Explain the other revisions to continuing operations, net as disclosed in your table on page 210.

[1]	The 4.5% amount was derived by excluding from 2016 net income significant after-tax charge of approximately $2.0 billion related to an accelerated variable annuity assumption update, performed in anticipation of the planned separation of Brighthouse Financial.

Office of Healthcare & Insurance

Securities and Exchange Commission

May 10, 2018

Management’s Response:

Other revisions to continuing operations, net as disclosed in the table in Note 1 to the 2017 Consolidated Financial Statements on page 210 of the 2017 Form 10-K of $(10) million and $(106) million for the years ended December 31, 2016 and 2015, respectively, represent corrections of other immaterial errors which were previously recorded in the period in which the item was identified (out of period). These corrections are unrelated to the assumed variable annuity guarantee reserves and group annuity reserves adjustments. These adjustments for the year ended December 31, 2016 included seven items that range from $(68) million to $42 million, while for the year ended December 31, 2015 these adjustments included ten items that range from $(42) million to $16 million. For additional information, please refer to page 211 of the 2017 Form 10-K, which discloses the financial statement line items impacted. When isolating these other revisions from the assumed variable annuity guarantee reserves revisions and group annuity reserves revisions, the financial statement line item impacts were also immaterial for both the years ended December 31, 2016 and 2015.

8. Investments

Collectively Significant Equity Method Investments, page 289

2.	You state that you generally record your share of earnings in equity method investments within net investment income and that aggregate net investment income from these equity method investments exceeded 10% of the company’s consolidated pre-tax income (loss) from continuing operations for 2017 and 2016. Please tell us the amount of earnings in equity method investments for each period and specifically what line item the amount is included in the table on page 291. Refer to Rule 7-04(10) of Regulation S-X.

Management’s Response:

Net investment income from equity method investments was $491 million and $338 million for the years ended December 31, 2017 and 2016, respectively. Net investment income from equity method investments was reported in four separate line items in the table on page 291 of the 2017 Form 10-K, as summarized below.

	Years Ended December 31,
	2017	2016
	(in millions)
Net investment income (“NII”):
Real estate and real estate joint ventures	$74	$141
Other limited partnership interests	645	341
Operating joint ventures	28	33
Other (1)	(256)	(177)

NII – Equity method investments	$491	$338

Total NII	$17,363	$16,790

(1)	Earnings (losses) on tax credit partnerships are reported in other invested assets on the balance sheet and is reflected in Other net investment income, in the table on page 291 of the 2017 Form 10-K, that discloses the components of net investment income.

With respect to Rule 7-04(10) of Regulation S-X, in future filings, as deemed appropriate, we will disclose the aggregate net investment income attributable to equity method investments.

If we may be of assistance in answering any questions that may arise in connection with the staff’s review of our response letter, please call me at 212-578-5353.

Office of Healthcare & Insurance

Securities and Exchange Commission

May 10, 2018

Sincerely,

/s/ William O’Donnell
William O’Donnell

cc:

United States Securities and Exchange Commission

Mary Mast, Division of Corporate Finance

Angela Connell, Division of Corporate Finance

MetLife, Inc.

Steven A. Kandarian, Chairman of the Board, President and Chief Executive Officer

John McCallion, Executive Vice President and Chief Financial Officer and Treasurer

Stephen W. Gauster, Executive Vice President and General Counsel